Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Twelve Months Ended September 30,
	2004	2003	2002
Numerator:
Net Income	$6,760,998	$5,018,600	$2,623,415
Denominator:
Denominator for basic earnings per share-weighted-average shares	9,895,357	9,713,321	9,174,831
Effect of dilutive securities:
Employee stock options	24,642	41,380	57,788
Contingently issuable shares	230,349	104,856	—
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,150,348	9,859,557	9,232,619
Basic earnings per share	$0.68	$0.52	$0.29
Diluted earnings per share	$0.67	$0.51	$0.28